UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated November 01, 2017

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

MARKET RELEASE

Sibanye-Stillwater's concludes the S189 process relating to Cooke and Beatrix West operations

Johannesburg, 1 November 2017: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) advises that it has concluded a consultation process with relevant stakeholders in terms of section 189A ("Section 189A") of the Labour Relations Act, 66 of 1995 ("LRA"), under the auspices of the Committee for Conciliation, Mediation and Arbitration (CCMA), regarding the proposed restructuring of its gold operations and associated services pursuant to ongoing losses experienced at its Cooke and Beatrix West operations.

The outcome of the consultation is as follows:

- Through the adoption of productivity enhancement and cost containment measures determined in consultation with stakeholders, Beatrix West will remain in operation for as long as it makes a profit, on average, over any continuous period of 3 months, after accounting for all-in sustaining costs.

- Through these arrangements, Beatrix West will continue to provide employment for approximately 1,640 people. In the event that Beatrix West becomes loss making, both the underground operation and Beatrix 2 Plant will be put on care and maintenance with immediate effect.

- Unfortunately it was not possible to define realistic arrangements to operate Cooke 1,2 and 3 on a profitable basis. The underground mining operations at the Cooke 1, 2 and 3 shafts will therefore be placed on care and maintenance with effect from end October 2017.

- The Cooke surface processing plant will continue to operate for as long as there is sufficient feed material for it to be profitable, subject to various cost cutting measures being implemented. Through these arrangements, 132 employees will be retained at these operations.

- Through the S189 consultation process, Sibanye-Stillwater and its stakeholders have secure jobs for an additional 1,510 employees through transfers to available positions within the Group and as care and maintenance personnel for the Cooke underground operations. Approximately 2,025 employees will be retrenched with an additional 1,350 having already elected to take voluntary separation packages.

- An additional 620 employees will replace contractors involved in non-critical activities across the Group. In total 3,601 contractors have been displaced.

Sibanye-Stillwater CEO, Neal Froneman commented: "The decision to restructure was not taken lightly, but it is pleasing to note that we have managed to ameliorate job losses through the consultation process. We preserved employment for 3,282 people, while ensuring the sustainability of our remaining operations and thereby securing over 60,000 jobs in South Africa."

Ends.

Investor relations contact:

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995, including the statements related to expected production volumes. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: November 01, 2017

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer